UNITED STATES
  SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Issued: 10 June 2024, London UK

Statement: Zantac (ranitidine) litigation - GSK starts process for appeal of recent Delaware Daubert decision

●  Delaware Superior Court's ruling inconsistent with how Daubert standard* has previously been applied in Delaware and federal courts
●  Application has been filed seeking right of appeal to the Delaware Supreme Court
●  GSK, Pfizer, Sanofi, and Boehringer Ingelheim are all parties to the application
●  Scientific consensus remains that there is no consistent or reliable evidence that ranitidine increases the risk of any cancer

GSK plc (LSE/NYSE: GSK) today confirms that the Company has taken the first step to seek appeal of the recent Daubert ruling, made by the Delaware Superior Court, which permits plaintiff expert testimony as part of the Zantac (ranitidine) litigation in Delaware. GSK strongly disagrees with the Delaware Superior Court's ruling and has filed an application with the court to appeal to the Delaware Supreme Court for interlocutory review of the decision. Pfizer, Sanofi, and Boehringer Ingelheim are all parties to the application.

While interlocutory reviews are granted in exceptional circumstances, GSK believes such circumstances are present here and that it is important to raise these matters now to the Delaware Supreme Court.

The Superior Court's ruling is inconsistent with how the Daubert standard has been applied previously in Delaware and federal courts. As such, differing rulings interpreting how the Daubert standard is to be applied to litigation before Delaware Courts, now exist. The Superior Court's ruling would therefore have profound implications for all companies and businesses incorporated in Delaware.

If the Delaware Superior Court grants the application for appeal, the case for interlocutory review of the decision will proceed to the Delaware Supreme Court for consideration.

If the Delaware Superior Court rejects the application, GSK and the other defendants will seek leave to appeal directly to the Delaware Supreme Court.

A decision, on whether to grant interlocutory review and hear the appeal, would be expected from the Delaware Supreme Court sometime later this year.

The scientific consensus remains that there is no consistent or reliable evidence that ranitidine increases the risk of any cancer. There are 16 epidemiological studies looking at human data regarding the use of ranitidine, including outcomes for more than 1 million patients using ranitidine, supporting this consensus.

GSK remains committed to vigorously defending itself and managing this litigation in the best interests of the Company and its shareholders.

Notes to Editors
* Also known as the "Daubert Test," the Daubert standard is a method used by US courts to determine whether or not expert testimony should be admissible at trial. This standard applies to both civil and criminal cases and can be raised by either the defendant or plaintiff. The standard came about because Federal Rule of Evidence 702 requires that expert testimony consists of scientific, technical or other specialised knowledge that legitimately helps the judge or jury understand the evidence or issues that have been raised in the case. A Daubert ruling, issued by the court, determines whether or not the testimony is admissible.

The term "Daubert Standard" comes from the United States Supreme Court case: Daubert v Merrell Dow Pharmaceuticals Inc 509 US 579 (1993)

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at gsk.com.

GSK enquiries
Media:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Dan Smith	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)
	Lyndsay Meyer	+1 202 302 4595	(Washington DC)

Investor Relations:	Nick Stone	+44 (0) 7717 618834	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Josh Williams	+44 (0) 7385 415719	(London)
	Camilla Campbell	+44 (0) 7803 050238	(London)
	Steph Mountifield	+44 (0) 7796 707505	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 4855	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D "Risk factors" in GSK's Annual Report on Form 20-F for 2023, and GSK's Q1 Results for 2024.

Registered in England & Wales:
No. 3888792

Registered Office:
980 Great West Road
Brentford, Middlesex
TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: June 11, 2024

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc